                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                                (AMENDMENT NO. 1)

                      APPLIED EXTRUSION TECHNOLOGIES, INC.
                                (Name of Issuer)

                     COMMON STOCK, $.01 PAR VALUE PER SHARE
                         (Title of Class of Securities)

                                    038196101
                                 (CUSIP Number)

                                 Kevin S. Moore
                                    President
                             The Clark Estates, Inc.
                               Thirty-First Floor
                              One Rockefeller Plaza
                            New York, New York 10020
                            Tel. No.: (212) 977-6900

                                 With a copy to:
                              Robin L. Spear, Esq.
                       Winthrop, Stimson, Putnam & Roberts
                             One Battery Park Plaza
                          New York, New York 10004-1490
                                 (212) 858-1000
                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                               and Communications)

                                November 9, 1999
                          (Date of Event which Requires
                            Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: [ ]

         The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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                                 AMENDMENT NO. 1
                                       TO
                                  SCHEDULE 13D
================================================================================
CUSIP NO. 038196101

-------- -----------------------------------------------------------------------
      1  NAME OF REPORTING PERSON
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

              THE CLARK ESTATES, INC.
                13-5524538

-------- -----------------------------------------------------------------------
      2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a)  \ \
                                                                        (b)  \ \
-------- -----------------------------------------------------------------------
      3  SEC USE ONLY
-------- -----------------------------------------------------------------------
      4  SOURCE OF FUNDS

              NOT APPLICABLE
-------- -----------------------------------------------------------------------
      5  CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) OR 2(e)                                                  \ \
-------- -----------------------------------------------------------------------
      6  CITIZENSHIP OR PLACE OF ORGANIZATION

              NEW YORK
------------------------ ------- -----------------------------------------------
                                 SOLE VOTING POWER
                              7
     NUMBER OF                        568,600
SHARES BENEFICIALLY
   OWNED BY EACH
 REPORTING PERSON        ------- -----------------------------------------------
       WITH                   8  SHARED VOTING POWER

                                      0
                         ------- -----------------------------------------------
                              9  SOLE DISPOSITIVE POWER

                                      568,600
                         ------- -----------------------------------------------
                             10  SHARED DISPOSITIVE POWER

                                      0
-------- -----------------------------------------------------------------------
     11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              568,600
-------- -----------------------------------------------------------------------
     12  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES   \ \
-------- -----------------------------------------------------------------------
     13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              4.8%
-------- -----------------------------------------------------------------------
     14  TYPE OF REPORTING PERSON

              CO
======== =======================================================================

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
                                 AMENDMENT NO. 1
                                       TO
                                  SCHEDULE 13D

         The items identified below, or the particular paragraph of such items which are identified below, are amended to add the information as set forth below. Capitalized terms not otherwise defined have the meanings ascribed to them in the original Schedule 13D, as amended.

Item 2.  Identity and Background.
         Schedule I is amended as provided in the attached Schedule I.

Item 5.  Interest in Securities of the Issuer.

                  (a) The 568,600 shares of Company Common Stock beneficially owned by the Reporting Person constitute 4.8% of the outstanding shares of Company Common Stock (based upon an aggregate of 11,782,762 outstanding shares of Company Common Stock as of February 9, 2000, as reported in the Company's Form 10-Q for the quarter ended December 31, 1999).

                  (c) On November 9, 1999, the Reporting Person sold 3,300 shares of the Company Common Stock in a market transaction at a price of $6.39390 per share.

                  (e) As of November 9, 1999 the Reporting Person ceased to be the beneficial owner of 5% or more of the outstanding shares of Company Common Stock as a result of the disposition of such Common Stock by the Reporting Person described in this Item 5.

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                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


March 1, 2000
Date


/s/Kevin S. Moore
-------------------------------
Signature

Kevin S. Moore
President
The Clark Estates, Inc.
Name/Title

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
                                   SCHEDULE I

                       Directors and Executive Officers of
                             The Clark Estates, Inc.
                             -----------------------

                            Principal Occupation, and
                            Name, Principal Business
     Name                   and Address of Employer
     ----                   -------------------------
Jane Forbes Clark           Chairman and Director
                            The Clark Estates, Inc.
                            Management Services
                            One Rockefeller Plaza
                            Thirty-First Floor
                            New York, NY 10020

Kevin S. Moore              President and Director
                            The Clark Estates, Inc.
                            Management Services
                            One Rockefeller Plaza
                            Thirty-First Floor
                            New York, NY 10020

Anne L. Peretz              Director
                            The Clark Estates, Inc.
                            Management Services
                            One Rockefeller Plaza
                            Thirty-First Floor
                            New York, NY 10020

Eric L. Straus              Senior Vice President and Director
                            The Clark Estates, Inc.
                            Management Services
                            One Rockefeller Plaza
                            Thirty-First Floor
                            New York, NY 10020

Marshall F. Wallach         Director, The Clark Estates, Inc.
                            President
                            The Wallach Corporation
                            Investment Banking
                            1401 17th Street
                            Suite 750
                            Denver, CO 80202

Richard C. Vanison          Vice President and Treasurer
                            The Clark Estates, Inc.
                            Management Services
                            One Rockefeller Plaza
                            Thirty-First Floor
                            New York, NY 10020

William T. Burdick          Secretary
                            The Clark Estates, Inc.
                            Management Services
                            One Rockefeller Plaza
                            Thirty-First Floor
                            New York, NY 10020

All of the executive officers and directors of the Clark Estates, Inc. are United States citizens.

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